UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                                Homestore, Inc.
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                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
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                        (Title of Class of Securities)


                                   437852106
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                                (CUSIP Number)

                              Eric J. Bock, Esq.
            Executive Vice President - Law and Corporate Secretary
                              Cendant Corporation
                              9 West 57th Street
                           New York, New York 10019
                           Telephone: (212) 431-1836
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               January 20, 2004
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437852106                                     Page 2 of 6 Pages
                                      13D

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CENDANT CORPORATION (I.R.S. IDENTIFICATION NO. 06-0918165)

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                      (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO

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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

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                               7       SOLE VOTING POWER
        NUMBER OF
         SHARES                        11,431,503(1)
      BENEFICIALLY             ------------------------------------------------
        OWNED BY               8       SHARED VOTING POWER
          EACH
        REPORTING                      - 0 -
         PERSON                ------------------------------------------------
          WITH                 9       SOLE DISPOSITIVE POWER

                                       11,431,503(1)
                               ------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       - 0 -
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11,431,503(1)

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    12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.50%(1)
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14            TYPE OF REPORTING PERSON
              CO
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     The shares of Homestore, Inc. common stock beneficially owned by Cendant
     Corporation are held of record by Cendant Membership Services Holdings, Inc., a wholly-owned subsidiary of Cendant Corporation.


-----------
(1) Reflects Cendant Corporation's contract to sell 3,400,000 shares of Homestore, Inc. common stock as described in Amendment No. 3 to Schedule 13D.

This Amendment No. 4 amends and supplements the Statement on Schedule 13D/A filed with the Securities and Exchange Commission on December 23, 2003 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          Item 5 of this Schedule 13D is amended as follows:

          (a) Cendant beneficially owns 11,431,503(1) shares of Homestore Common Stock through its wholly owned subsidiary Cendant Membership Services Holdings, Inc. ("CMS"). Based on the 120,283,050 shares of Homestore Common Stock that were issued and outstanding as of October 31, 2003 (as reported by Homestore, Inc. in its Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2003), the 11,431,503(1) shares of Homestore Common Stock beneficially owned by Cendant represented 9.50%(1) of the issued and outstanding shares of Homestore Common Stock on such date.

          (b) Cendant has the sole power to vote or direct the voting of the shares of Homestore Common Stock and the sole power to dispose of, or to direct the disposition of, the shares of Homestore Common Stock.

          (c) On January 20, 2004, Cendant sold 2,300,000 shares of Homestore Common Stock at a price of $4.75 per share.

          (d) Not applicable.

          (e) Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2004


                                        CENDANT CORPORATION


                                        By: /s/ Eric J. Bock
                                            ------------------------------
                                            Name:  Eric J. Bock, Esq.
                                            Title: Executive Vice President -
                                                   Law and Corporate Secretary